UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

AGFEED INDUSTRIES, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

00846L101
(CUSIP Number)

Mr. Junhong Xiong
Agfeed Industries, Inc.
Suite A1001-1002, Tower 16, Hengmao Int'l Center
Nanchang City, Jiangxi Province, China 330003
011-86-0791-6669093

Mr. JunQing Xiong
No. 107 Wulonggang, Floor 4
Zhang Gong Qu, Jiangxi Province
Ganzhou China 341000
011-86-0791-6669099

copy to:
Brian S. North, Esq.
Buchanan Ingersoll & Rooney PC
1835 Market Street, 14th Floor
Philadelphia, PA 19103-2985

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 24, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 00846L101

1	Names of Reporting Persons. Junhong Xiong

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) See Item 3 below

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
People's Republic of China

Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power
4,036,074

	8	Shared Voting Power
0

	9	Sole Dispositive Power
4,036,074

	10	Shared Dispositive Power
0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
0 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
0% (1)

14	Type of Reporting Person (See Instructions)
IN

(1)
Junhong Xiong has sole voting and dispositive power with respect to 4,036,074 shares of the Issuer's common stock under an agreement with JunQing Xiong pursuant to which he maintains sole voting and dispositive power of those shares until December 2, 2011; however he disclaims beneficial ownership of these shares.  If deemed the beneficial owner, Junhong Xiong would hold 12.3% of the Issuer's outstanding common stock as of December 24, 2008.

CUSIP No. 00846L101

1	Names of Reporting Persons. JunQing Xiong

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
People's Republic of China

Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power
716,078

	8	Shared Voting Power
0

	9	Sole Dispositive Power
716,078 (2)

	10	Shared Dispositive Power
0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
4,752,152 (2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
14.4%

14	Type of Reporting Person (See Instructions)
IN

(2)
JunQing Xiong has sole voting and dispositive power with respect to 716,078 shares of the Issuer's common stock and beneficially owns an additional 4,036,074 shares of the Issuer's common stock that he acquired by gift from Junhong Xiong.  JunQing Xiong entered into an agreement with Junhong Xiong pursuant to which Junhong Xiong maintains sole voting and dispositive power with respect to the gifted shares until December 2, 2011.  JunQing Xiong's shares are also the subject of a Lock-Up Agreement with the Company that remains in effect until October 6, 2009.

Item 1.  Security and Issuer

This Amendment No. 1 to Schedule 13D (this "Amendment") amends the Statement on Schedule 13D dated November 14, 2006 (the "Schedule 13D"), filed by Junhong Xiong, an individual residing in the People's Republic of China, with respect to the beneficial ownership of common stock, $0.001 par value per share (the "Common Stock"), of Agfeed Industries, Inc., a Nevada corporation, which has its principal executive offices at Suite A1001-1002, Tower 16, Hengmao Int'l Center, Nanchang City, Jiangxi Province, China 330003 (the "Issuer").  This Amendment is being filed to reflect the gifting of 4,036,074 shares of the Issuer's Common Stock by Junhong Xiong to JunQing Xiong on December 24, 2008.

Item 2.  Identity & Background

This Amendment is filed on behalf of Messrs. Junhong Xiong and JunQing Xiong.  Messrs. Junhong Xiong and JunQing Xiong are collectively referred to herein as the "Filing Parties."

Mr. Junhong Xiong is a founder, Director and Chief Executive Officer of the Issuer and his business address is Suite A1001-1002, Tower 16, Hengmao Int'l Center, Nanchang City, Jiangxi Province, China 330003.

Mr. JunQing Xiong is Mr. Junhong Xiong's brother.  Mr. JunQing Xiong is Chairman of Ganzhou Zhongxing Home Appliance Co., Ltd. and his business address is No. 107 Wulonggang, Floor 4, Zhang Gong Qu, Ganzhou City, Jiangxi Province, China 341000.

During the past five years, neither of the Filing Parties  (1) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal and state securities laws or finding any violations with respect to such laws.

Each of the Filing Parties is a citizen of the People's Republic of China.

Item 3.  Source and Amount of Funds or Other Consideration

Junhong Xiong gifted 4,036,074 shares of the Issuer's Common Stock to JunQing Xiong effective on December 24, 2008.  No consideration was paid by Mr. JunQing Xiong for the shares.

Item 4.  Purpose of Transaction

In connection with the consummation of the gifting of 4,036,074 shares of the Issuer's Common Stock, Mr. JunQing Xiong agreed to enter into Lock-Up Agreements with the Issuer, pursuant to which he agreed not to sell or otherwise dispose of any of his 4,752,152 shares of the Issuer's Common Stock until October 6, 2009.  Copies of the Lock-Up Agreements are filed as Exhibits A and B to this Amendment.

Item 5.  Interest in Securities of the Issuer

(a)           The responses of each Filing Party to Items (11) and (13) on the cover pages of this Amendment are incorporated herein by reference.

(b)           The responses of each Filing Party to Items (7) through (10) on the cover pages of this Amendment are incorporated herein by reference.  Under the terms of an Irrevocable Proxy, granted on December 2, 2008 by JunQing Xiong to Junhong Xiong, Junhong Xiong has sole voting and dispositive power with respect to 4,036,074 shares of common stock until December 2, 2011.  A copy of the Irrevocable Proxy is filed as Exhibit C to this Amendment.

(c)           None.

(d)           None.

(e)           See Items 3 and 4 above.

Item 6. Contract, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer

As previously discussed above, Mr. Junhong Xiong retains sole voting and dispositive power with respect to 4,036,074 shares of the Issuer's Common Stock gifted to JunQing Xiong.  Additionally, JunQing Xiong's ability to dispose of any of his 4,752,152 shares of the Issuer's Common Stock is subject to the terms of Lock-Up Agreements with the Issuer until October 6, 2009.

Item 7.  Material to be field as Exhibits

Exhibit A -	Lock-Up Agreement, dated as of December 2, 2008, between JunQing Xiong and the Issuer with respect to 4,036,074 shares of the Issuer's Common Stock
Exhibit B -	Lock-Up Agreement, dated as of December 2, 2008, between JunQing Xiong and the Issuer with respect to 716,078 shares of the Issuer's Common Stock
Exhibit C -	Irrevocable Proxy, granted December 2, 2008, from JunQing Xiong to Junhong Xiong

Signature

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2009	/s/ Junhong Xiong
Junhong Xiong

Dated: January 5, 2009	/s/ JunQing Xiong
JunQing Xiong

Exhibit A

LOCK-UP LETTER AGREEMENT

December 2, 2008

Board of Directors
AgFeed Industries, Inc.
1095 Qing Lan Avenue
Economic and Technical Development Zone
Nan Chang City, Jiangxi Province
China, 330013

Dear Gentlemen:

The undersigned, a stockholder of AgFeed Industries, Inc., a Nevada corporation (the "Company"), for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, agrees that, from the date of this Letter Agreement, the undersigned will not, without the prior written consent of the Company as expressly directed by the Company's Board of Directors, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the Company's common stock, par value $0.001 (the "Common Stock"), or any securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or hereafter acquired by the undersigned (collectively, the "Lock-Up Securities") or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise. The foregoing sentence shall not apply to transfers of shares of Common Stock or any security convertible into Common Stock as a bona fide gift, by will or intestacy or to a family member or trust for the benefit of a family member; provided that in the case of any transfer or distribution pursuant to this sentence (i) each donee or distributee shall sign and deliver a lock up letter substantially in the form of this Letter Agreement and (ii) no filing under Section 16(a) of the Securities Exchange Act of 1934 reporting a reduction in beneficial ownership of shares of Common Stock shall be required or shall be voluntarily made during the Lock-up Period (as defined below).

No provision in this Letter Agreement shall be deemed to restrict or prohibit the exercise or exchange by the undersigned of any option or warrant to acquire shares of Common Stock, or securities exchangeable or exercisable for or convertible into Common Stock, provided that the undersigned does not transfer the Common Stock acquired on such exercise or exchange during the Lock-Up Period, unless otherwise permitted pursuant to the terms of this Letter Agreement.

This Letter Agreement shall automatically terminate on October 6, 2009 (the "Lock Up Period").

All certificates representing the Lock-Up Securities shall be held in custody during the Lock-Up Period by the Company's counsel, Buchanan Ingersoll & Rooney PC, or such other custodian designated by the Company.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Letter Agreement. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

All questions concerning the construction, validity, enforcement and interpretation of this Letter Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.

Very truly yours,

/s/ Junqing Xiong
Name: Junqing Xiong
Lock-Up Securities: 4,036,074 Common Stock shares

Acknowledged and Accepted this
3rd day of December, 2008:

AGFEED INDUSTRIES, INC.

By:	/s/ Songyan Li
Songyan Li
Chairman of the Board of Directors

Exhibit B

LOCK-UP LETTER AGREEMENT

December 2, 2008

Board of Directors
AgFeed Industries, Inc.
1095 Qing Lan Avenue
Economic and Technical Development Zone
Nan Chang City, Jiangxi Province
China, 330013

Dear Gentlemen:

The undersigned, a stockholder of AgFeed Industries, Inc., a Nevada corporation (the "Company"), for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, agrees that, from the date of this Letter Agreement, the undersigned will not, without the prior written consent of the Company as expressly directed by the Company's Board of Directors, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the Company's common stock, par value $0.001 (the "Common Stock"), or any securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or hereafter acquired by the undersigned (collectively, the "Lock-Up Securities") or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise. The foregoing sentence shall not apply to transfers of shares of Common Stock or any security convertible into Common Stock as a bona fide gift, by will or intestacy or to a family member or trust for the benefit of a family member; provided that in the case of any transfer or distribution pursuant to this sentence (i) each donee or distributee shall sign and deliver a lock up letter substantially in the form of this Letter Agreement and (ii) no filing under Section 16(a) of the Securities Exchange Act of 1934 reporting a reduction in beneficial ownership of shares of Common Stock shall be required or shall be voluntarily made during the Lock-up Period (as defined below).

No provision in this Letter Agreement shall be deemed to restrict or prohibit the exercise or exchange by the undersigned of any option or warrant to acquire shares of Common Stock, or securities exchangeable or exercisable for or convertible into Common Stock, provided that the undersigned does not transfer the Common Stock acquired on such exercise or exchange during the Lock-Up Period, unless otherwise permitted pursuant to the terms of this Letter Agreement.

This Letter Agreement shall automatically terminate on October 6, 2009 (the "Lock Up Period").

All certificates representing the Lock-Up Securities shall be held in custody during the Lock-Up Period by the Company's counsel, Buchanan Ingersoll & Rooney PC, or such other custodian designated by the Company.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Letter Agreement. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

All questions concerning the construction, validity, enforcement and interpretation of this Letter Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.

Very truly yours,

/s/ Junqing Xiong
Name: Xiong Junqing
Lock-Up Securities: 716,078 Common Stock shares; Certificate Numbers: 3073

Acknowledged and Accepted this
3rd day of December, 2008:

AGFEED INDUSTRIES, INC.

By:	/s/ Songyan Li
Songyan Li
Chairman of the Board of Directors

Exhibit C

IRREVOCABLE PROXY

IRREVOCABLE PROXY granted this 2nd day of December, 2008 by Junqing Xiong (the "Grantor") to Junhong Xiong (the "Grantee").

WHEREAS, the Grantor is the owner of 4,036,074 shares (the "Shares") par value $0.001 of common stock of AgFeed Industries, Inc., a Nevada corporation (the "Company"); and

WHEREAS, the Grantee is the Chief Executive Officer of the Company.

NOW, THEREFORE, in consideration of the above, the undersigned hereby agree as follows:

1.           Irrevocable Proxy.

Subject to the provisions set forth herein, the undersigned agrees to and hereby grants to the Grantee an irrevocable proxy to vote or otherwise act with respect to the Shares now owned by the undersigned as fully to the same extent with the same effect as the undersigned might or could do under any applicable laws or regulations governing rights and powers of stockholders of a corporation organized under the laws of the State of Nevada.  This Irrevocable Proxy is granted in connection with, and is coupled with, an interest sufficient in law to support an irrevocable power.

2.           Term.

This Irrevocable Proxy shall be valid and binding upon the Grantor, his successors, predecessors, heirs, executors, administrators, other legal representatives transferees and assigns, and shall remain in full force and effect for three years from the date of the grant,  unless sooner terminated by agreement of Grantor and Grantee or upon the voluntary written renunciation of this Irrevocable Proxy by Grantee.

3.           Changes in Stock.

In the event that subsequent to the date of this Irrevocable Proxy any shares or other securities are issued on, or in exchange for any of the shares subject to this Irrevocable Proxy by reason of any stock dividend, stock split, consolidation shares, reclassification or merger, such shares or securities shall be deemed to be shares subject to this Irrevocable Proxy for purposes of this Irrevocable Proxy.

4.           General Provisions.

(a)           All of the covenants and agreements contained in this Irrevocable Proxy shall be binding upon and inure to the benefits of the respective parties and their successors, predecessors, transferees, assigns, heirs executors, administrators and other legal representatives, as the case may be.

(b)           This Irrevocable Proxy, and the rights of the parties hereto, shall be governed by and construed in accordance with the laws of the State of Nevada.

(c)           This Irrevocable Proxy may be executed in one or more counterparts each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

(d)           The undersigned expressly agrees that this Irrevocable Proxy shall be specifically enforceable in any court of competent jurisdiction in accordance with its terms against each of the parties hereto.

(e)           If any provision of this Irrevocable Proxy shall be declared void or unenforceable by any court or administrative board of competent jurisdiction, such provision shall be deemed to have been severed from the remainder of this Irrevocable Proxy and this Irrevocable Proxy shall continue in all respects to be valid and enforceable.

(f)           No waivers of any breach of this Irrevocable Proxy extended by any party hereto to any other party shall be construed as a waiver of any rights or remedies of any other party hereto or with respect to any subsequent breach.

IN WITNESS WHEREOF, the Grantor has executed this Irrevocable Proxy as the date first above written.

ACKNOWLEDGED AND ACCEPTED:

GRANTOR:		GRANTEE:

By:	/s/ Junqing Xiong	By:	/s/ Junhong Xiong
	Name: Junqing Xiong		Name: Junhong Xiong